UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No. 1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: October 31, 2013

Exhibit 99.1

Charm Communications Inc. Special Committee Appoints Financial and Legal Advisers to Evaluate “Going Private” Proposal

BEIJING, October 31, 2013 — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, announced today that the special committee of the Company’s board of directors (the “Special Committee”), consisting of independent directors Mr. Zhan Wang, Mr. Andrew J. Rickards and Mr. Gang Chen, has retained China Renaissance Securities (Hong Kong) Limited as its financial advisor and Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“Gunderson Dettmer”) as its legal advisor.

China Renaissance Securities (Hong Kong) Limited and Gunderson Dettmer will assist the Special Committee in reviewing and evaluating the preliminary non-binding proposal received by the Company’s board of directors on September 30, 2013 from Mr. He Dang, the chairman of the board of directors, Merry Circle Trading Limited, a British Virgin Islands company controlled by Mr. Dang (“Merry Circle”), Honour Idea Limited, a British Virgin Islands company owned by Mr. Dang (“Honour Idea” and, collectively with Merry Circle, the “Founder Shareholders”), and CMC Capital Partners HK Limited (collectively with the Founder Shareholders, the “Consortium”) to acquire all of the outstanding shares of the Company not currently owned by the Founder Shareholders in a “going private” transaction (the “Proposal”). China Renaissance Securities (Hong Kong) Limited and Gunderson Dettmer will also assist the Special Committee in reviewing and evaluating any additional proposals that may be made by the Consortium or other parties, if any.

The Company’s board of directors cautions the Company’s shareholders and others considering trading in its securities that the board of directors has not made any decisions with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as a number of major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (CCTV). For more information, please visit http://ir.charmgroup.cn.

About China Renaissance Securities (Hong Kong) Limited

China Renaissance Securities (Hong Kong) Limited is part of the China Renaissance Group. Headquartered in Beijing, China Renaissance Group has offices in Shanghai, Hong Kong and New York. The Group is focused on providing strategic and financial advice to leading Chinese entrepreneurs and financial sponsors across a broad range of sectors, with a particular specialization in TMT, Healthcare and Consumer. The Group’s services include private fund-raisings, public offerings, mergers & acquisitions, sales, and equity research. For more information, please visit http://www.chinarenaissance.com.

About Gunderson Dettmer

Gunderson Dettmer is a business law firm serving the international technology, media and emerging growth company markets. The firm has 170 attorneys in the world’s major technology and media centers in Silicon Valley, Boston, Beijing, Los Angeles, New York, San Diego, and San Francisco. For more information, please visit http://www.gunder.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Cindy Wang

Vice President of Finance

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial

Phone: +1-616-551-9714

Email: chrm@ogilvy.com

For inquiries related to the proposed transaction:

specialcommittee@charmgroup.cn